EXHIBIT 12.1
Ladenburg Thalmann Financial Services Inc.
Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges

Income (loss) before income taxes	$1,180	$(12,286)	$(11,695)	$10,006	$2,404
Add: Fixed charges	5,829	7,486	8,435	9,337	17,534

Income (loss) before income taxes and fixed charges	$7,009	$(4,800)	$(3,260)	$19,343	$19,938

Fixed Charges:
Total interest expense	$2,710	$4,262	$5,169	$6,990	$15,438
Interest factor in rents (1)	3,119	3,224	3,266	2,347	2,096

Total fixed charges	5,829	$7,486	$8,435	$9,337	$17,534

Ratio of earnings to fixed charges	1.2	*	*	2.1	1.1

* Deficiency of earnings available to cover fixed charges	$—	$(12,286)	$(11,695)	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Income (loss) before income taxes	$1,180	$(12,286)	$(11,695)	$10,006	$2,404
Add: Fixed charges	5,829	7,486	8,435	9,337	17,534

Income (loss) before income taxes and combined fixed charges	$7,009	$(4,800)	$(3,260)	$19,343	$19,938

Fixed Charges:
Total interest expense	$2,710	$4,262	$5,169	$6,990	$15,438
Interest factor in rents (1)	3,119	3,224	3,266	2,347	2,096
Preferred stock dividends (2)	54,137	50,730	46,847	28,740	11,518

Total combined fixed charges and preferred stock dividends	$59,966	$58,216	$55,282	$38,077	$29,052

Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	*	*	*

* Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(52,957)	$(63,016)	$(58,542)	$(18,734)	$(9,114)

(1) One-third of rent expense is the portion deemed representative of the interest factor.
(2) The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.